KW 3/14/14

[redacted]

14048130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 66771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SagePoint Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

Phoenix	Arizona	85004-1072
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Dahmen (713) 831-8035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400	Atlanta	GA	30309-3851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/18/14

OATH OR AFFIRMATION

I, Craig Dahmen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SagePoint Financial, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SUZETTE LARTIGUE
Notary Public, State of Texas
My Commission Expires 01-15-2016

Notary Public

Signature

Craig Dahmen, Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control requiredbySEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SagePoint Financial, Inc.

(An indirectly wholly-owned subsidiary of
American International Group, Inc.)

Financial Statements and Supplementary Information December 31, 2013

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Index
December 31, 2013

Page(s)

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Independent Auditor's Report

To the Board of Directors and Stockholder of
Sagepoint Financial, Inc.

We have audited the accompanying financial statements of Sagepoint Financial, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company at December 31, 2013 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2013

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	31,784
Cash segregated under federal and other regulations		101
Receivables from broker-dealers and clearing organizations (Note 4)		11,524
Receivables from investment advisors		3,772
Securities owned		118
Notes and accounts receivable from registered representatives, net of allowance of $1,668		2,033
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $19,232		1,050
Deferred tax asset, net		4,979
Receivables from affiliates (Note 7)		2
Prepaid expenses and other assets		3,838
Total assets	$	59,201
Liabilities and Stockholder's Equity		
Commissions payable	$	12,396
Accounts payable and accrued expenses		2,303
Income taxes payable to Parent		813
Payables to affiliates (Note 7)		4,699
Total liabilities		20,211
Commitments and contingencies (Note 11)		
Stockholder's Equity		
Common stock - $250 par value; 1,000 shares authorized and outstanding		250
Additional paid-in capital		76,887
Accumulated deficit		(38,147)
Total stockholder's equity		38,990
Total liabilities and stockholder's equity	$	59,201

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
December 31, 2013

(in thousands of dollars)

Commissions	
Commission revenue	$ 172,231
Commission expense	(154,545)
Net retained commissions	17,686
Other revenues	
Investment advisory fee revenue	76,134
Sponsor revenue	20,695
Interest income	60
Other income	15,438
Total other revenues	112,327
Other expenses	
Investment advisory fee expense	(64,924)
Clearance and other expense	(4,605)
General and administrative expense	(52,122)
Total other expenses	(121,651)
Income before income taxes	8,362
Income tax expense (Note 9)	(3,016)
Net Income	$ 5,346

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances as reported at January 1, 2013	1,000	$ 250	$ 76,887	$ (43,493)	$ 33,644
Net Income	-	-	-	5,346	5,346
Balances at December 31, 2013	1,000	$ 250	$ 76,887	$ (38,147)	$ 38,990

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2013

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	5,346
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		111
Deferred taxes		3,184
Change in operating assets and liabilities		
Cash segregated under federal and other regulations		694
Receivables from broker-dealers and clearing organizations		(946)
Receivables from investment advisors		(106)
Securities pledged to insurance company		48
Securities owned, net		(72)
Notes and accounts receivable from registered representatives		(85)
Prepaid expenses and other assets		1,322
Commissions payable		1,932
Payables to affiliates, net		(590)
Accounts payable and accrued expenses		(5,659)
Securities sold, not yet purchased		(32)
Income taxes payable from Parent		532
Net cash provided by operating activities		5,679
Net increase in cash and cash equivalents		5,679
Cash and cash equivalents		
Beginning of year		26,105
End of year	$	31,784
Supplemental cash flow information		
Net tax refunds	$	700

The accompanying notes are an integral part of these financial statements.

1 Organization and Operations

SagePoint Financial, Inc. (the "Company) is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG"), which is a wholly-owned indirect subsidiary of American International Group, Inc. ("AIG"). AIG and/or its direct, wholly-owned subsidiaries may hereinafter be referred as the "Parent". The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by the Parent and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. These disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, entities are required to disclose collateral received and posted in connection with master netting agreements or similar arrangements. This guidance is effective for interim and annual periods beginning on or after January 1, 2013. On January 31, 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* which limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current guidance. An entity is required to apply ASU No. 2013-01 for annual reporting periods beginning on or after January 1, 2013. This date coincides with the effective date of the disclosure requirements in ASU No. 2011-11. The adoption of this guidance resulted in increased disclosures, but will have no effect on the Company's financial condition or results of operations.

Commission Revenue and Expense

Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's representative meetings. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred. Marketing and meeting expenses are included in general and administrative expense in the Statement of Operations.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date. Gains and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value on the Statement of Financial Condition. Realized and unrealized gains and losses are reflected in other income in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Repayable and Forgivable Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years. These loans are included in notes and accounts receivable from registered representatives on the Statement of Financial Condition. An estimate of the amount that will not be collected is reserved.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the representative meets certain operating and gross dealer concession levels. These loans are considered prepaid commissions and, accordingly, are classified with prepaid expenses and other assets on the Statement of Financial Condition. Amortization expense is recorded on a straight-line basis over the stated life of the loan and is included with commission expense in the Statement of Operations. If an independent representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Accordingly, it is reclassified as a repayable loan with a full reserve until all collection efforts are exhausted at which time any remaining balances will be written off.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Officer Compensation
Certain officers of the Company, its affiliates, and AIG participate in various other compensation plans of AIG. The Company is allocated a portion of these expenses from AIG and records those expenses in general and administrative expense in the accompanying Statement of Operations with an offsetting liability recorded as a payable to affiliate in the accompanying Statement of Financial Condition.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or receivable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

The AIG consolidated tax returns filed in 2006 and later are subject to examination by applicable taxing authorities.

Out of Period Adjustments
In 2013 the Company recorded an out of period adjustment of approximately $147,000 related to a reversal of an expense accrual for the deferred compensation interest liability recorded in 2012. The impact of the 2013 adjustment was an increase to income of approximately $147,000. The error in 2012 and the correction in 2013 is not considered material to the current or previously issued financial statements.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $101,000 as of December 31, 2013 is segregated under provisions of the Securities Exchange Act of 1934 and primarily represents estimated breakpoint refund reserves.

4. Receivable from Broker-Dealer and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2013 consist of the following:
(in thousands of dollars)

Receivable from clearing broker	$	1,345
Fees and commissions receivable		10,179
	$	11,524

5. Furniture, Equipment, and Software

Furniture, equipment, and software consist of the following at December 31, 2013:

(in thousands of dollars)

Computer equipment	$	5,463
Furniture, fixtures and equipment		7,224
Software		7,595
		20,282
Less: Accumulated depreciation and amortization		(19,232)
	$	1,050

For the year ended December 31, 2013, depreciation and amortization expense totaled approximately $111,000 and is included in general and administrative expense in the accompanying Statement of Operations.

6. Securities at Fair Value

Securities at fair value at December 31, 2013 are summarized as follows:

(in thousands of dollars)	Level 1	Level 2	Level 3	Balance December 31, 2013
Securities owned at fair value				
REIT	$ -	$ -	$ 93	$ 93
Corporate Bonds	-	25	-	25
	$ -	$ 25	$ 93	$ 118
Cash equivalents, at fair value				
Money Market Fund	$ 24,030	$ -	$ -	$ 24,030

During 2013, there have been no transfers of securities between levels.

7. **Related Party Transactions**

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2013 includes approximately $10,036,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2013 includes approximately $8,917,000 on sales of products sponsored by Affiliates.

The Parent negotiates insurance policies and allocates the expense to each individual broker-dealer. For the year ended December 31, 2013, the Company was allocated approximately $356,000 for these expenses which is reflected in clearance and other expenses in the accompanying Statement of Operations.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to approximately $3,510,000 for the year ended December 31, 2013, which is included in other income in the Statement of Operations.

Pursuant to a service and expense agreement, the Parent provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and certain affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services and, in all cases, billed amounts pursuant to this agreement do not exceed the cost to the Parent. These allocated costs, along with a reimbursement of the Company's direct overhead costs totaled approximately $11,399,000 for the year ended December 31, 2013 and are included in general and administrative expense in the Statement of Operations.

At December 31, 2013 the Company had the following intercompany receivables and payables due to and from affiliates:

(In Thousands of dollars)

		Due (To)		Due From
America General Life	$	(1,176)	$	-
V2020 Wealth Management Corp		(29)		-
Woodbury Financial Services, Inc		-		2
AIG Advisor Group, Inc.		(3,494)		-
	$	(4,699)	$	2

8. **Deferred Commissions Payable**

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2013 amounted to approximately $368,000.

9. **Income Taxes**

The components of the provision for income taxes at December 31, 2013, are as follows:

(in thousands of dollars)

Current		
Federal benefit	$	(296)
State expense		128
Current benefit		(168)
Deferred		
Federal expense		3,199
State benefit		(15)
Deferred expense		3,184
Total expense	$	3,016

Deferred tax assets principally arise as a result of temporary differences from depreciation and amortization, deferred compensation and related accrual interest, bad debt expense and legal reserves. The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 36.1 percent for the year ending December 31, 2013, is primarily due to tax impacts of expense allocations and state taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of

unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

10. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2013, the Company had net capital of approximately $20,287,000 which was approximately $20,037,000 in excess of the amount required. The Company had no debit items at December 31, 2013.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

11. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance. Amounts not covered by such insurance will be paid directly by the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax

laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation
AIG has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliates. Effective January 2009, the plan was frozen; no future contributions are allowed. The compensation deferral was deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the Plan.

Additionally at December 31, 2013, the Company has established a liability of approximately $188,000 to provide certain participants up to a 2.75% cumulative return upon payout as provided in the Plan documents.

Clearing Broker-dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any unexpected losses to be material.

Leases
The Company has a non-cancelable lease for its office space, which expires in May 2017. The lease provided for abatements during the first nine months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date beginning in July 2013. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2013, the aggregate minimum annual base rent obligations under the operating lease are as follows:

(In Thousands of dollars)

2014	897
2015	919
2016	941
2017	396
	$ 3,153

The Company's rent expense for the year ended December 31, 2013 was approximately $791,000 and is included in general and administrative expense on the Statement of Operations.

12. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 28, 2014, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

SagePoint Financial, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2013 **Schedule I**

(in thousands of dollars)

Total stockholder's equity	$	38,990
Less: Nonallowable assets		
Other unsecured receivables		(2,283)
Receivables from investment advisors		(3,772)
Prepaid expenses and other assets		(3,618)
Notes and accounts receivable from registered representatives, net		(2,033)
Income taxes receivable from Parent		(111)
Furniture, equipment and software, net		(1,050)
Deferred taxes, net		(4,979)
Receivables from affiliates		(2)
Net capital before haircuts on securities positions		21,142
Less: Haircuts		
Haircuts on securities owned		(855)
Net capital		20,287
Alternative minimum net capital requirement		(250)
Excess net capital	$	20,037

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

(in thousands of dollars)

Net capital as reported in the Company's Part II (unaudited) Focus Report	$	20,283
Adjustments:		
State tax expense		4
Net Capital per above	$	20,287

SagePoint Financial, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2013 **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(ii).

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Stockholder and Board of Directors of
SagePoint Financial, Inc.

In planning and performing our audit of the financial statements of SagePoint Financial, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

1. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess

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whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

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Report of Independent Accountants

To the Stockholder and Board of Directors
of SagePoint Financial, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of SagePoint Financial, Inc. (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. August 9, 2013 payment of $159,191 agreed to wire transfer form, provided by Simmone Fields, Controller. Payment made with Form SIPC-7 in the amount of $180,105 was agreed to payment request provided by Simmone Fields, Controller. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $284,559,233 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No such differences were noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from

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transactions in security futures products, of $144,134,121 to a supporting schedule provided by Simmone Fields, Controller. No difference was noted.

b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $4,543,728 to supporting schedule provided by Simmone Fields, Controller. No difference was noted.

c. Compared deductions on line 2c(9), 40% of interest earned on customer securities accounts, of $162,791, to a supporting schedule provided by Simmone Fields, Controller. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $148,840,640 and $339,296, respectively] of the Form SIPC-7.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted.

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Simmone Fields, Controller, for procedure 3 above and agreed the individual amounts listed on each schedule to the trial a balance for the period January 1, 2013 to December 31, 2013. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014